Manually Signed

02044492

SEC MAIL PROCESSING SECTION RECEIVED JUN 28 2002

# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission File Number 1-7196

PROCESSED
JUL 16 2002
THOMSON FINANCIAL

**CASCADE NATURAL GAS CORPORATION**
**EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST**
(Full Title of the Plan)

222 Fairview Avenue North, Seattle, WA 98109
(Address of the Plan)

**CASCADE NATURAL GAS CORPORATION**
222 Fairview Avenue North, Seattle, WA 98109
(Name and Address of the Issuer of Securities Under the Plan)

# CASCADE NATURAL GAS CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2001 AND 2000,
SUPPLEMENTAL SCHEDULE FOR THE
YEAR ENDED DECEMBER 31, 2001, AND
INDEPENDENT AUDITORS' REPORT

**Deloitte & Touche LLP**

# CASCADE NATURAL GAS CORPORATION
# EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 4500
700 Fifth Avenue
Seattle, Washington 98104-5044

Tel: (206) 292-1800
Fax: (206) 343-7809
www.deloitte.com

**Deloitte & Touche**

## INDEPENDENT AUDITORS' REPORT

Pension Committee
Cascade Natural Gas Corporation
Employee Retirement Savings Plan and Trust
Seattle, Washington

We have audited the accompanying statements of net assets available for benefits of the Cascade Natural Gas Corporation Employee Retirement Savings Plan and Trust (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2001 financial statements taken as a whole.

Deloitte & Touche LLP

June 20, 2002

# CASCADE NATURAL GAS CORPORATION
# EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| ASSETS: | | |
| Investments, at fair value: | | |
| Mutual funds | $ 16,878,716 | $ 19,016,720 |
| Cascade Natural Gas Corporation common stock | 7,849,823 | 6,236,588 |
| | 24,728,539 | 25,253,308 |
| Interest-bearing cash | 11,070 | 8,399 |
| Due from broker for securities sold | | 84,759 |
| | 24,739,609 | 25,346,466 |
| LIABILITIES: | | |
| Due to broker for securities purchased | (11,070) | (10,656) |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 24,728,539 | $ 25,335,810 |

See notes to financial statements.

## CASCADE NATURAL GAS CORPORATION
## EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| ADDITIONS: | | |
| Contributions: | | |
| Employee | $ 1,714,523 | $ 1,740,858 |
| Employer | 805,502 | 777,632 |
| Investment income | 898,892 | 2,138,749 |
| Net realized and unrealized depreciation of investments | (2,888,169) | (4,506,895) |
| | 530,748 | 150,344 |
| DEDUCTIONS: | | |
| Benefit distributions | 1,138,019 | 1,959,754 |
| NET DEDUCTIONS | (607,271) | (1,809,410) |
| NET ASSETS AVAILABLE FOR BENEFITS: | | |
| Beginning of year | 25,335,810 | 27,145,220 |
| End of year | $24,728,539 | $25,335,810 |

See notes to financial statements.

## NOTE 1: DESCRIPTION OF THE PLAN

The following brief description of the Cascade Natural Gas Corporation Employee Retirement Savings Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

**General:** The Plan was established on January 1, 1991, and is a qualified defined contribution plan. All employees of Cascade Natural Gas Corporation and subsidiaries (the Company) (the Plan Sponsor) are eligible to participate in the Plan after completion of one year of employment in which the employee rendered no less than 1,000 hours of qualified service and was at least 21 years of age. The Plan is administered by the Pension Committee appointed by the Company's Board of Directors. Putnam Fiduciary Trust Company (Putnam) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Under the provisions of the Plan, participants may contribute up to the maximum annual amounts allowable by the Internal Revenue Service (IRS). The Company's matching contribution equals 75% of the employee's contribution, up to a maximum of 6% of eligible compensation. Of the total amount matched, one-third is matched in the form of Cascade Natural Gas Corporation stock. The remaining two-thirds is invested in any of the fund options at the direction of the participant. As the Cascade Natural Gas Stock Fund includes both participant-directed and nonparticipant-directed contributions, and the amounts are not separable, the disclosures in Note 6 include the entire balance of that fund.

**Participant accounts:** Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants' voluntary contributions and employer matching contributions are 100% vested at all times.

**Investment funds:** A participant may direct the investment of his or her account balances and contributions to any one or more of the available investment funds as well as Company stock.

**Benefit distributions:** On termination of service due to death, disability, or retirement, a participant will receive a lump-sum amount equal to the value of the participant's account. To the extent any account under the Plan is invested in Company stock, it will be distributed in whole shares of such stock and cash for fractional shares. To the extent any account under the Plan is invested in mutual funds, it will be distributed to the participant or surviving spouse in cash or rolled in kind if so requested to another plan; distribution of such accounts to other death beneficiaries shall be in cash only. Participants who terminate employment prior to reaching retirement age may defer receipt of the distribution until normal retirement age if the account balance has ever exceeded $5,000. Account balances that have never exceeded $5,000 will be distributed as soon as practicable after employment terminates. Participants' voluntary contributions may be withdrawn earlier, subject to certain hardship withdrawal provisions of the Plan.

**Termination of the Plan:** The Company reserves the right to discontinue contributions or terminate the Plan at any time. In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and nonforfeitable. Upon termination of the Plan, the Company may either liquidate the trust or continue it to pay benefits as they mature. If the trust is liquidated, the net assets, after payment of expenses, will be allocated among participants and beneficiaries in proportion to their interests.

## NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

**Method of accounting:** The accounts of the Plan are maintained on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

**Use of estimates**: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

**Valuation of investments:** Investments, except for the S&P 500 Index Fund, are recorded at quoted market prices. There is no active market for the S&P 500 Index Fund. The S&P 500 Index Fund is recorded at estimated fair value based on the net asset value of the units of the fund. Purchases and sales of securities are recorded on a trade-date basis. Dividends and interest income from investments are recorded as earned on an accrual basis and allocated to participants based upon participants' proportionate investment in each fund. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments, from the beginning of the Plan year or the date of purchase, whichever is later.

**Recently issued accounting standards:** Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Plan has adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 had no impact on its financial position as the Plan did not have any derivative instruments.

**Administrative expenses:** Costs of administering the Plan are paid by the Company.

**Payment of benefits:** Benefits are recorded when paid.

## NOTE 3: FEDERAL INCOME TAXES

The IRS has determined and informed the Company by a letter dated January 26, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC; however, the Company has filed a request for a new determination letter from the IRS.

## NOTE 4: INVESTMENTS

A summary of investments, all of which represent 5% or more of the Plan's net assets at December 31, is as follows:

| | 2001 | 2000 |
|---|---|---|
| Mutual funds: | | |
| Putnam Fund for Growth and Income | $2,624,091 | $2,700,381 |
| Putnam Global Growth Fund | 2,433,278 | 3,471,957 |
| Putnam Voyager Fund | 6,829,086 | 8,646,196 |
| PIMCO Total Return | 1,609,180 | 1,319,498 |
| Putnam Money Market Fund | 1,932,786 | 1,505,203 |
| Cascade Natural Gas Corporation common stock* | 7,849,823 | 6,236,588 |

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,888,169 as follows:

| | |
|---|---|
| Investments at fair value as determined by quoted market price: | |
| Cascade Natural Gas Corporation common stock* | $ 1,106,564 |
| Mutual funds | (3,987,844) |
| Investments at estimated fair value: | |
| S&P 500 Index Fund | (6,889) |
| | $(2,888,169) |

*Amounts include both participant-directed and nonparticipant-directed contributions

## NOTE 5: RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Putnam Investments, Inc., the parent company of Putnam. Putnam is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. All administrative fees paid to Putnam were paid by the Company.

## NOTE 6: NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the assets and the changes in net assets related to the Cascade Natural Gas Stock Fund, which includes both participant-directed and nonparticipant-directed contributions, is as follows:

| | 2001 | 2000 |
|---|---|---|
| Assets available for benefits, January 1 | $6,236,588 | $5,435,446 |
| Employee contributions | 162,430 | 168,618 |
| Employer contributions | 325,538 | 317,461 |
| Investment income | 563,048 | 328,285 |
| Net realized and unrealized appreciation of investments | 1,106,564 | 932,796 |
| Benefit distributions | (172,577) | (205,009) |
| Transfers | (371,768) | (741,009) |
| Assets available for benefits, December 31 | $7,849,823 | $6,236,588 |

## CASCADE NATURAL GAS CORPORATION
## EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 2001

| Issuer | Description | Shares | Fair value |
|---|---|---|---|
| Cascade Natural Gas Corporation* | Common stock (cost of $5,231,888) | 356,001 | $ 7,849,823 |
| Putnam* | Fund for Growth and Income | 148,086 | 2,624,091 |
| Putnam* | Investors Fund | 56,425 | 651,705 |
| Putnam* | Global Growth Fund | 318,076 | 2,433,278 |
| Putnam* | Voyager Fund | 394,745 | 6,829,086 |
| Putnam* | S&P 500 Index Fund | 4,999 | 139,223 |
| Putnam* | International Growth Fund | 9,486 | 188,004 |
| Putnam* | Money Market Fund | 1,932,786 | 1,932,786 |
| Van Kampen | Emerging Growth | 11,138 | 471,363 |
| PIMCO | Total Return | 153,841 | 1,609,180 |
| | | | $24,728,539 |

*Party-in-interest

## INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-71286 and 333-69516 on Form S-3, and Nos. 33-61035 and 33-39874 on Form S-8, of Cascade Natural Gas Corporation and subsidiaries of our report dated June 20, 2002, appearing in this Annual Report on Form 11-K of Cascade Natural Gas Corporation Employee Retirement Savings Plan and Trust for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Seattle, Washington
June 28, 2002

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**CASCADE NATURAL GAS CORPORATION**
**EMPLOYEE RETIREMENT SAVINGS**
**PLAN AND TRUST**

DATE: June 28, 2002

J. D. Wessling, Trustee